UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of October 2014

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: October 29, 2014

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park MigdalHa’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft / Gavriel Frohwein Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES THIRD QUARTER 2014 RESULTS

$22.4 million revenue; $1.1 million operating income on a non-GAAP basis;
Gryphon demonstration center launched in Southern California

MIGDAL HAEMEK, Israel – October 29, 2014 – Camtek Ltd. (NASDAQ and TASE: CAMT), today announced its financial results for the quarter ended September 30, 2014.

Highlights of the Third Quarter of 2014
•	Revenues of $22.4 million;
•	Non-GAAP and GAAP operating income of $1.1 million and $1.0 million, respectively, representing 5.1% and 4.6% of revenues, respectively;
•	Non-GAAP net income of $0.9 million; GAAP net income of $0.6 million;
•	Camtek opened a Gryphon demonstration center for potential customers, based in Orange County, California; and
•	Positive market feedback for Camtek’s new semiconductor product line, Eagle, focused on advanced packaging; installed first systems at major semiconductor manufacturers.

Rafi Amit, Camtek’s Chairman and CEO, commented, “Strategically the third quarter was very important for us and sets the stage for 2015. We opened a demonstration center for the Gryphon, our 3D Functional InkJet Technology system for PCB solder mask applications, at which potential customers can see the system in action. This will support our efforts to capitalize on the industry interest we are seeing in this product. We remain on track and expect initial commercial Gryphon installations to begin in the fourth quarter, with revenues expected in 2015.

“Additionally, our semiconductor systems achieved qualification at leading semiconductor manufacturers, some of which we had not significantly penetrated in the past. These are large vendors that are getting ready to ramp up with their new manufacturing facilities and their capabilities. As the demand for their products picks up we expect to see the potential for getting multiple orders and selling significant quantities of tools.”

Concluded Mr. Amit, “For the fourth quarter, we expect revenues of around $20.5-$22.5 million. Looking further out to 2015, we believe the tailwinds are in place for solid year-over-year growth in both revenue and profit.”

Third Quarter 2014 Financial Results

Revenues for the third quarter of 2014 were $22.4 million. This is a 3% improvement compared to revenues of $21.7 million in the third quarter of 2013.

Gross profit on a GAAP basis in the quarter totaled $10.0 million (44.4% of revenues), a 3% improvement compared to $9.7 million (44.6% of revenues) in the third quarter of 2013.

Gross profit on a non-GAAP basis in the quarter was $10.0 million (44.5% of revenues), a 2% improvement compared to $9.8 million (45.0% of revenues) in the third quarter of 2013.

Operating income on a GAAP basis in the quarter was $1.0 million (4.6% of revenues), compared with an operating income of $0.6 million (2.8% of revenues) in the third quarter of 2013.

Operating income on a non-GAAP basis in the quarter was $1.1 million (5.1% of revenues) compared with non-GAAP operating income of $0.8 million (3.8% of revenues) in the third quarter of 2013.

Net income on a GAAP basis in the quarter totaled $0.6 million (2.8% of revenues) or $0.02 per share, compared to a net loss of $0.1 million or ($0.00) per share in the third quarter of 2013.

Net income on a non-GAAP basis in the quarter was $0.9 million (4.2% of revenues) or $0.03 per share, compared to non-GAAP net income of $0.5 million (2.5% of revenues) or $0.02 per share in the third quarter of 2013.

Cash, cash equivalents and short-term deposits as of September 30, 2014 were $24.2 million compared to $20.0 million as of June 30, 2014. The company generated $4.3 million in cash flow for operating activities during the third quarter of 2014.

Conference Call

Camtek will host a conference call today, October 29, 2014, at 10:00 am ET.

Rafi Amit, Chairman and CEO, and Moshe Eisenberg, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following telephone numbers a few minutes before the start of the call.

US: Israel: International:	1 888 281 1167 03 918 0644 +972 3 918 0644	at 10:00 am Eastern Time at 4:00 pm Israel Time

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.co.il/ beginning 24 hours after the call.

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customer’s latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing and functional 3D inkjet printing.

This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

Use of non-GAAP Measures

This press release provides financial measures that exclude certain items such as: (i) revaluation of liabilities and other expenses with respect to the acquisitions of Sela and Printar; and (ii) share based compensation expenses, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

Camtek Ltd.

Consolidated Balance Sheets

(In thousands)

	September 30,	December 31,
	2014	2013
	U.S. Dollars (In thousands)
Assets
Current assets
Cash and cash equivalents	14,418	16,495
Short-term deposits	9,800	6,000
Trade accounts receivable, net	25,415	27,048
Inventories	21,637	17,911
Due from affiliated companies	-	233
Other current assets	2,889	1,913
Deferred tax asset	638	938
Total current assets	74,797	70,538
Fixed assets, net	13,318	14,481
Long term inventory	2,131	2,225
Long-term deposit	729	729
Deferred tax asset	975	975
Other assets, net	339	339
Intangible assets, net	1,020	1,008
Goodwill	1,555	1,555
	6,749	6,831
Total assets	94,864	91,850

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	7,470	7,753
Due to affiliated companies	118	-
Other current liabilities	16,355	15,585
Total current liabilities	23,943	23,338

Long term liabilities
Liability for employee severance benefits	913	858
Other long term liabilities	4,418	5,758
	5,331	6,616
Total liabilities	29,274	29,954

Shareholders’ equity
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares,
32,574,626 issued as of September 30, 2014 and 32,497,902 issued as of December 31, 2013, outstanding 30,482,250
as of September 30, 2014 and 30,405,526 as of December 31, 2013	134	134
Additional paid-in capital	63,391	62,966
Retained earnings	3,963	694
	67,488	63,794
Treasury stock, at cost (2,092,376 as of September 30, 2014 and December 31, 2013)	(1,898)	(1,898)

Total shareholders' equity	65,590	61,896
Total liabilities and shareholders' equity	94,864	91,850

Camtek Ltd.

Consolidated Statements of Operations

(in thousands, except share data)

	Nine Months ended September 30,		Three Months ended September 30,		Year ended December 31,
	2014	2013	2014	2013	2013
	U.S. dollars		U.S. dollars		U.S. dollars
Revenues	67,713	62,072	22,443	21,733	85,405
Cost of revenues	36,146	34,363	12,474	12,046	51,003

Gross profit	31,567	27,709	9,969	9,687	34,402

Research and development costs	10,705	10,715	3,741	3,507	14,370
Selling, general and administrative expenses	16,086	15,554	5,186	5,580	22,362
Reorganization and impairment	-	-	-	-	(3,466)
	26,791	26,269	8,927	9,087	33,266

Operating income	4,776	1,440	1,042	600	1,136

Financial expenses (income), net	(861)	(1,681)	(167)	(603)	1,738

Income (loss) before income
taxes	3,915	(241)	875	(3)	(602)

Income tax	(646)	(412)	(257)	(119)	609

Net income (loss)	3,269	(653)	618	(122)	7

Net income (loss) per ordinary share:

Basic	0.11	(0.02)	0.02	0.00	0.00

Diluted	0.11	(0.02)	0.02	0.00	0.00

Weighted average number of
ordinary shares outstanding:

Basic	30,457	29,993	30,476	30,046	30,040

Diluted	30,542	29,993	30,556	30,046	30,044

Camtek Ltd.

Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Nine Months ended September 30,		Three Months ended September 30,		Year ended December 31,
	2014	2013	2014	2013	2013
	U.S. dollars		U.S. dollars		U.S. dollars

Reported net income (loss) attributable to Camtek Ltd. on GAAP basis	3,269	(653)	618	(122)	7
Acquisition of Sela and Printar related expenses (1)	639	1,517	227	523	(1,949)
Inventory and fixed asset write- downs (2)	-	-	-	-	4,433
Share-based compensation	233	429	102	144	377
Realization of deferred tax assets (3)	-	-	-	-	(1,287)
Employee related charges	-	-	-	-	490
Non-GAAP net income	4,141	1,293	947	545	2,071

Non –GAAP net income per share , basic and diluted	0.14	0.04	0.03	0.02	0.07

Gross margin on GAAP basis	46.6%	44.6%	44.4%	44.6%	40.3%
Reported gross profit on GAAP basis	31,567	27,709	9,969	9,687	34,402
Acquisition of Sela and Printar related expenses (1)	-	225	-	75	225
Inventory write-downs (2)	-	-	-	-	3,915
Share-based compensation	33	50	9	22	55
Employee related charges (4)	-	-	-	-	25
Non- GAAP gross margin	46.7%	45.1%	44.5%	45.0%	45.2%
Non-GAAP gross profit	31,600	27,984	9,978	9,784	38,622

Reported operating income (loss) attributable to Camtek Ltd. on GAAP basis	4,776	1,440	1,042	600	1,136
Acquisition of Sela and Printar related expenses (1)	-	225	-	75	(3,241)
Inventory and fixed asset write- downs (2)	-	-	-	-	4,433
Share-based compensation	200	429	93	144	377
Employee related charges	-	-	-	-	490
Non-GAAP operating income	4,976	2,094	1,135	819	3,195

(1)
During the three and nine months ended September 30, 2014 and 2013 and the twelve months ended December 31, 2013, the Company recorded acquisition expenses (income) of $0.2 million, $0.6 million, $0.5 million, $1.5 million and $(1.9) million, respectively, consisting of: (1) Revaluation adjustments of $0.2 million, $0.6 million, $0.4 million, $1.3 million and $(2.2) million, respectively, of contingent consideration and certain future liabilities recorded at fair value. These amounts are recorded under the finance expenses line item and (2) $0, $0, $0.07 million, $0.23 million and $0.2 million, respectively, with respect to amortization of intangible assets acquired recorded under the cost of revenues line item.

(2)
During the three months and nine months ended September 30, 2014 and 2013, and the twelve months ended December 31, 2013, the Company recorded inventory and fixed asset write downs in the amount of $0 million, $0 million, $0 million, $0 million, and $4.4 million, respectively.

(3)
During the three and nine months ended September 30, 2014 and 2013 and the twelve months ended December 31, 2013, the Company recorded net income of $0, $0, $0, $0 and $1.3 million, respectively, as a result of a decrease in the valuation allowance on deferred tax assets following the evaluation of the realizability of the assets based on projected future earnings.

(4)
During the three and nine months ended September 30, 2014 and 2013 and the twelve months ended December 31, 2013, the Company recorded net employee related expenses of $0, $0, $0, $0  and $0.5 million, respectively, as a result of internal reorganization.